US$7,500,000,000	Filed pursuant to rule 433

2.125% Senior Notes due 2012	File No. 333-132177
Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Terms and Conditions:

Issuer:	Citigroup Inc.

FDIC Guarantee:	This debt is guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program and is backed by the full faith and credit of the United States. The details of the FDIC guarantee are provided in the FDIC’s regulations, 12 C.F.R. Part 370, and at the FDIC’s website, www.fdic.gov/tlgp. The expiration date of the FDIC’s guarantee is the earlier of the maturity date of the debt or June 30, 2012.

Ratings:	Aaa/AAA/AAA (Moody’s / S&P / Fitch) based on the FDIC guarantee

Trade Date:	January 23, 2009

Settlement Date:	January 30, 2009 (T+5 days)

Maturity:	April 30, 2012

Par Amount:	U.S. $7,500,000,000

Ranking:	Senior

Semi-Annual Coupon:	2.125% per annum

Re-offer Spread to Benchmark:	T + 105.75 basis points

Re-offer Yield:	2.1875% per annum

Public Offering Price:	99.806%

Net Proceeds to Citigroup:	$7,462,950,000 (before expenses)

Interest Payment Dates:	The 30th day of April and October in each year, with following business day convention. The first interest payment date is April 30, 2009 (short first coupon).

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

US$7,500,000,000	Filed pursuant to rule 433

2.125% Senior Notes due 2012	File No. 333-132177
Guaranteed under the FDIC’s Temporary Liquidity Guarantee Program

Senior Co-Managers:	Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
UBS Securities LLC

Junior Co-Managers:	BNP Paribas Securities Corp.
Credit Suisse Securities (USA) LLC
Greenwich Capital Markets, Inc.
SBK-Brooks Investment Corp.
Muriel Siebert & Co., Inc.
Toussaint Capital Partners. LLC
Bayerische Hypo- und Vereinsbank AG
Utendahl Capital Group, LLC

CUSIP:	17313U AE 9

ISIN:	US17313UAE91

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.